CONSENT OF QUALIFIED PERSON

Ben Peacock, P.Eng.

I, Ben Peacock, P.Eng., consent to the public filing of the technical report titled "Las Chispas Operation Technical Report" dated September 5, 2023 that has an effective date of July 19, 2023 the ("Technical Report") by SilverCrest Metals Inc.

I also consent to any extracts from, or a summary of, the Technical Report in the press release entitled "SilverCrest Announces Results of Updated Independent Technical Report" on July 31, 2023 of SilverCrest Metals Inc.

I certify that I have read the July 31, 2023 news release filed by SilverCrest Metals Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated: September 5, 2023

"Signed and Sealed"

Ben Peacock, P.Eng.